Exhibit 12

MASCO CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	(Dollars in Millions)
	Year Ended December 31,
	2008	2007	2006	2005	2004	2003

(Loss) Earnings Before Income Taxes, Preferred Stock Dividends and Fixed Charges:
(Loss) income from continuing operations before income taxes, minority interest and cumulative effect of accounting change, net	$(211)	$866	$891	$1,454	$1,630	$1,338
Deduct equity in undistributed (earnings) of fifty-percent-or-less-owned companies	(1)	(2)	(1)	(1)	(1)
Add interest on indebtedness, net	228	258	241	246	214	252
Add amortization of debt expense	4	5	4	6	6	13
Add estimated interest factor for rentals	51	55	52	40	33	31

Earnings before income taxes, minority interest, cumulative effect of accounting change, net, fixed charges and preferred stock dividends	$71	$1,182	$1,187	$1,745	$1,882	$1,634

Fixed Charges:
Interest on indebtedness	$228	$259	$241	$244	$214	$252
Amortization of debt expense	4	5	4	6	6	13
Estimated interest factor for rentals	51	55	52	40	33	31

Total fixed charges	$283	$319	$297	$290	$253	$296

Preferred stock dividends (a)	$—	$—	$—	$—	$8	$16

Combined fixed charges and preferred stock dividends	$283	$319	$297	$290	$261	$312

Ratio of earnings to fixed charges	0.3	3.7	4.0	6.0	7.4	5.5

Ratio of earnings to combined fixed charges and preferred stock dividends	0.3	3.7	4.0	6.0	7.2	5.2

Ratio of earnings to combined fixed charges and preferred stock dividends excluding certain items (b)	2.1	4.1	5.4	6.2	7.2	5.0

(a)	Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(b)	Excludes the 2008 non-cash, pre-tax impairment charges for goodwill and other intangible assets of $467 million, financial investments of $58 million and litigation expense of $9 million; 2007 non-cash, pre-tax impairment charges for goodwill and other intangible assets of $119 million and the non-cash, pre-tax charge for financial investments of $22 million; 2006 non-cash, pre-tax impairment charges for goodwill and financial investments of $317 million and $101 million, respectively, and the pre-tax income related to the Behr litigation settlement of $1 million; the 2005 pre-tax income related to the Behr litigation settlement of $6 million and the non-cash, pre-tax impairment charge for financial investments of $45 million; the 2004 pre-tax income related to the Behr litigation settlement of $30 million, and the pre-tax impairment charge of $21 million related to a marketable security; and the 2003 pre-tax income related to the Behr litigation settlement of $72 million.